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                                                         SEC FILE NUMBER 0-25148

                                  UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check one):

                    [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
          [ X ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

                         For Period Ended: June 30, 2007

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                        Global Payment Technologies, Inc.
                        ---------------------------------
                             Full Name of Registrant

                                       N/A
                                       ---
                            Former Name if Applicable

                                170 Wilbur Place
                                ----------------
            Address of Principal Executive Office (Street and Number)

                             Bohemia, New York 11716
                             -----------------------
                            City, State and Zip Code

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
                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
[X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

              Management of the registrant has been focused on negotiating a replacement of its current senior debt facility and needs the additional time to finalize the terms and conditions and to complete the Form 10-Q and reflect same in the notes to the condensed consolidated financial statements.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     William McMahon                    631                       563-2500
     ---------------                    ---                       --------
            (Name)                 (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         [ X ] Yes    [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [ X ] Yes    [   ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  SEE EXHIBIT A

                        Global Payment Technologies, Inc.
                        ---------------------------------
                  (Name of Registrant as Specified in Charter)

                  has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 15, 2007                By:    /s/ William McMahon
                                            ----------------------------
                                               William McMahon
                                     Title: President and Chief Executive
                                            Officer
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

                                    EXHIBIT A
                                    ---------


The results of operations for the Registrant, for the nine months ended June 30, 2006 reported a net loss of approximately $3.2 million after equity in income of unconsolidated affiliates of approximately $1.0 million, or a loss of $2.2 million before the equity in income of unconsolidated affiliates.

The expected results of operations for the nine months ended June 30, 2007 will be consistent with the reported results of operations for the comparable prior year period before the equity in income of unconsolidated affiliates.